Exhibit E

EXECUTION VERSION

Chuanwei Zhang

Ming Yang Industrial Park, 22 Torch Road

Torch Development Zone, Zhongshan, Guangdong, P.R. China

February 4, 2016

Regal Concord Limited

Unit 201, 2/F, Malaysia Building

50 Gloucester Road

Wanchai, Hong Kong

Attention: Nana Wong

Re: Equity Commitment Letter

Ladies and Gentlemen:

Mr. Chuanwei Zhang, (including his successors or permitted assigns, the “Founder Investor”) is pleased to offer this commitment letter, subject to the terms and conditions contained herein, to purchase, directly or indirectly, equity interests in (i) Regal Concord Limited, a business company with limited liability incorporated under the laws of the British Virgin Islands (“Parent”). It is contemplated that pursuant to the terms of that certain Agreement and Plan of Merger, dated of even date herewith (as amended, restated, supplemented or otherwise modified from time to time in accordance with its terms, the “Merger Agreement”), by and among China Ming Yang Wind Power Group Limited, an exempted company with limited liability incorporated under the laws of the Cayman Islands (the “Company”), Zhongshan Ruisheng Antai Investment Co., Ltd ( ), a limited liability company incorporated under the laws of the People’s Republic of China (“Holdco”), Parent, and Regal Ally Limited, an exempted company with limited liability incorporated under the laws of the Cayman Islands (“Merger Sub”), Merger Sub will merge with and into the Company, with the Company being the surviving company (the “Merger”). Concurrently with or prior to the delivery of this letter agreement, the parties set forth on Schedule A-1 (collectively the “Sponsor Investors”) have each entered into a letter agreement substantially identical to this letter agreement (the “Sponsor Equity Commitment Letters”) committing to invest in Holdco. Capitalized terms used but not otherwise defined herein have the meanings ascribed to such terms in the Merger Agreement.

1. Commitment. The Founder Investor hereby agrees to contribute, or cause to be contributed, within three (3) Business Days after the conditions in Section 2 of this letter agreement are satisfied or waived, through one or more direct or indirect capital contributions (which contributions may take the form of ordinary equity, shareholder loans, preferred equity or other securities) to Parent, an aggregate amount of RMB equivalent to US$ 18,500,000 (the “Contribution”), subject to the terms and conditions hereof. For purposes of this letter agreement, the RMB equivalents of U.S. dollars shall be determined using the prevailing exchange rate notified by Holder or Parent to the Founder Investor at least three (3) Business Days prior to funding. The proceeds of the Contribution, along with the other contributions to be paid by the Sponsor Investors to Holdco and subsequently contributed by Holdco to Parent under the Sponsor Equity Commitment Letters (such aggregate amount, the “Commitments”), shall be used by Parent, to the extent necessary, to (i) fund (or cause to be funded through Parent or Merger Sub) the Merger Consideration and any other amounts required to be paid pursuant to the Merger Agreement and (ii) pay (or cause to be paid through Parent or Merger Sub) related fees and expenses (which, for the avoidance of doubt, shall not include any portion of the Parent Termination Fee or any Guaranteed Obligations with respect to such Parent Termination Fee under the Limited Guarantee (as defined below) given by the Founder Investor) (the “Merger Agreement”), in each case, pursuant to and in accordance with the terms of, and subject to the conditions of, the Merger Agreement. Notwithstanding anything else to the contrary in this letter agreement, the aggregate amount of liability of the Founder Investor under this letter agreement shall at no time exceed the aggregate amount of the Contribution less any portion of the Contribution that has been funded in accordance with the terms hereof (including by a permitted assignee or delegate pursuant to Section 7).

2. Closing Conditions. The Founder Investor’s obligation to make the Contribution pursuant to this letter agreement is subject to the satisfaction in full (or waiver, if legally permissible) of all conditions precedent to the obligations of Parent and Merger Sub to consummate the transactions contemplated by the Merger Agreement set forth in Article VII thereof other than (i) conditions that by their nature are to be satisfied on the Closing Date (but subject to the satisfaction or waiver of those conditions) and (ii) the Debt Financing (or, if applicable, the Alternative Financing) having been contemporaneously funded in accordance with the terms thereof or the proceeds of the Debt Financing (or, if applicable, the Alternative Financing) in an amount sufficient to enable the Closing to occur being available to be drawn down by Holdco and funded at the Closing. The Founder Investor shall make its Contribution pursuant to the terms of the subscription agreements to be agreed between the Founder Investor and Parent after the date of this letter agreement, which will not contain any conditions to which the Founder Investor’s obligation to make the Contribution pursuant to this letter agreement is subject other than those referenced in the foregoing sentence.

3. Limited Guarantee. Concurrently with the execution and delivery of this letter agreement, the Founder Investor is executing and delivering to the Company an Amended and Restated Limited Guarantee (the “Limited Guarantee”). The Company’s (i) remedies against the Founder Investor under the Limited Guarantee and (ii) rights set forth in Section 4 of this letter agreement shall be, and are intended to be, the sole and exclusive direct or indirect remedies available to the Company against the Founder Investor, any former, current or future agent or affiliate (other than Parent and Merger Sub) of the Founder Investor, or any former, current or future director, officer, employee, agent, general or limited partner, manager, member, stockholder, affiliate (other than Parent and Merger Sub), controlling person or representative of any of the foregoing (each such person or entity, a “Related Person”) in respect of any liabilities or obligations arising under, or in connection with, this letter agreement, the Merger Agreement or the transactions contemplated thereby, including without limitation in the event either Parent or Merger Sub breaches its obligations under the Merger Agreement, whether or not such breach is caused by the Founder Investor’s breach of its obligations under this letter agreement; provided that, in the event the Company successfully compels specific performance of the obligations of Parent and Merger Sub to consummate the Merger in accordance with, and subject to the terms and conditions set forth in, Section 9.07 of the Merger Agreement, and the Founder Investor shall have made the Contribution (and the Sponsor Investors have funded their respective Commitments in full and the Effective Time occurred), then neither the Company nor any other Person (including, without limitation, the Company’s equity holders, Affiliates and Subsidiaries) shall have any remedy against the Founder Investor or any Related Person, including under the Limited Guarantee.

4. Omitted.

5. No Recourse. Notwithstanding anything that may be expressed or implied in this letter agreement, by their acceptance hereof, Parent acknowledges and agrees that (a) no recourse hereunder or under any documents or instruments delivered in connection herewith may be had against any Related Person, whether by the enforcement of any judgment or assessment or by any legal or equitable proceeding or by virtue of any statute, regulation or other applicable law, and (b) no personal liability whatsoever will attach to, be imposed on or otherwise be incurred by Related Persons in connection with this letter agreement or any documents or instruments delivered in connection herewith for any claim based on, in respect of or by reason of such obligations or by their creation.

6. Expiration. All obligations under this letter agreement shall expire and terminate automatically and immediately upon the earliest to occur of (a) the valid termination of the Merger Agreement in accordance with its terms, (b) the Closing (at which time the Contribution shall have been discharged), (c) the making of the Contribution by the Founder Investor or its permitted assigns and (d) the Company or any of its affiliates asserting a claim that would make the Limited Guarantee become terminable in accordance with Section 8(b) thereof; provided that, in the event a claim by the Company or any of its Affiliates under Section 4 of this letter agreement or any claim seeking an injunction, specific performance or other equitable remedy against Parent or Merger Sub under Section 9.6(b) of the Merger Agreement is then pending, this letter agreement shall only terminate upon the final, non-appealable resolution of such action and satisfaction by the Founder Investor of any obligations finally determined by a court of competent jurisdiction or agreed to be owed by the Founder Investor in connection with this letter agreement.

7. No Assignment. The Founder Investor’s obligation to fund the Contribution may not be assigned or delegated (whether by operation of law, merger, consolidation or otherwise), except the Founder Investor may assign or delegate all or a portion of such obligation (i) to any Sponsor Investor or affiliated entity (including any affiliate), (ii) to any person or entity subject the Company’s prior written consent (not to be unreasonably withheld) or (iii) to any person or entity who agrees to be bound by this letter agreement, provided that, with respect to clause (iii), such assignment does not relieve the Founder Investor of any of its obligations or liability under this letter agreement. Following any assignment pursuant to clause (i) or clause (ii) above, the Founder Investor’s obligation to fund the Contribution shall be reduced by the amount of such obligation so assigned. Neither this letter agreement nor any of the rights, interests or obligations hereunder shall be assignable by Parent without the Founder Investor’s and the Company’s prior written consent, and the granting of such consent in any given instance shall be solely in the discretion of the Founder Investor and the Company and, if granted, shall not constitute a waiver of this requirement as to any subsequent assignment. Any purported transfer, assignment or delegation in violation of this Section 7 shall be null and void and of no force and effect.

8. No Other Beneficiaries. This letter agreement shall be binding on the Founder Investor solely for the benefit of Parent, and nothing set forth in this letter agreement is intended to or shall confer upon or give to any Person other than Parent any benefits, rights or remedies under or by reason of, or any rights to enforce or cause Parent to enforce, the Contribution or any provisions of this letter agreement; provided that, notwithstanding anything to the contrary in this letter agreement, (a) the Company is hereby made an express third-party beneficiary solely for purposes of (i) obtaining specific performance of the Founder Investor’s obligation to fund the Contribution at the Closing pursuant to the terms and conditions hereunder or of Parent’s right to cause the Contribution to be funded at the Closing pursuant to the terms and conditions hereunder, (ii) Section 7 and (iii) the second sentence of Section 14 and (b) any Related Person shall be a third party beneficiary of the provisions set forth herein that are for the benefit of any Related Person (including the provisions of Sections 3, 8, 11, 12, 13 and 14), and all such provisions shall survive any termination of this letter agreement indefinitely. Without limiting the foregoing, neither Parent’s, Merger Sub’s nor the Company’s creditors shall have the right to enforce this letter agreement or to cause Parent or the Company to enforce this letter agreement.

9. Representations and Warranties. The Founder Investor hereby represents and warrants that: (a) he has the legal capacity to execute, deliver and perform this letter agreement; (b) this letter agreement has been duly and validly executed and delivered by the Founder Investor and constitutes a valid and legally binding obligation of the Founder Investor, enforceable against the Founder Investor in accordance with its terms (subject to the effects of bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium or other similar laws affecting creditors’ rights generally); (d) the execution, delivery and performance by the Founder Investor of this letter agreement do not and will not violate any applicable Law or conflict with any material agreement binding on the Founder Investor; (e) the Founder Investor has available funds in excess of the sum of the Contribution and all of its other unfunded contractually binding equity commitments that are currently outstanding; and (f) no action, consent, permit, authorization by, and no notice to or filing with, any Governmental Entity is required in connection with the execution, delivery or performance of this letter agreement by the Founder Investor.

10. Severability. Any term or provision of this letter agreement which is invalid or unenforceable in any jurisdiction shall, as to that jurisdiction, be ineffective to the sole extent of such invalidity or unenforceability without rendering invalid or unenforceable the remainder of such term or provision or the remaining terms and provisions of this letter agreement in any jurisdiction and, if any provision of this letter agreement is so broad as to be unenforceable, such provision shall be interpreted to be only so broad as is enforceable; provided that this letter agreement may not be enforced without giving effect to the provisions of Sections 2 through 8, 11, 12 and 13 hereof. No party hereto shall assert, and each party hereto shall cause its respective affiliates not to assert, that this letter agreement or any part hereof is invalid, illegal or unenforceable.

11. Jurisdiction; Dispute Resolution.

In the event of any dispute, controversy, or claim between the Founder Investor and Parent arising out of or relating to the breach, termination or validity of this letter agreement (“Dispute”), upon request of either party, the parties shall try to settle the Dispute amicably among themselves. Relevant party may initiate such informal dispute resolution by sending written notice of the Dispute to the other party, and as soon as practicable after the receipt of such notice, the parties, or senior management (if applicable) as the representatives of such parties shall meet and attempt to reach such resolution by good faith negotiations. If the parties are unable to resolve promptly such Dispute within forty-five (45) days of the receipt of such written notice, such Dispute shall be submitted by either party to arbitration administered by the China International Economic and Trade Arbitration Commission (“CIETAC”) under the arbitration rules of CIETAC (the “Rule”) in force when the notice of arbitration is submitted by a party.

The place of arbitration shall be in Beijing. The arbitration tribunal shall consist of three arbitrators appointed in accordance with the Rule.

The arbitration shall be conducted in Chinese. The arbitration tribunal shall be entitled to determine the payment to be made by the losing party and the payment to be made by a party due to its substantial incompliance of the Rule or any provision under this Section 11. Such payment, as determined by the arbitration tribunal in its sole discretion, may include the legal fee incurred to the winning party.

The awards rendered by the arbitrators pursuant to this Section 11 shall be non-appealable, final, binding and conclusive on the parties to such Dispute.

The Founder Investor and Parent understand and agree that this provision regarding arbitration shall not prevent any of them from pursuing injunctive relief in a judicial forum pending arbitration in order to compel the other side to comply with this provision, to preserve the status quo prior to the invocation of arbitration under this provision, or to prevent or halt actions that may result in irreparable harm. A request for an injunctive relief shall not waive this arbitration provision.

12. Headings. Headings of the Sections of this letter agreement are for convenience of the parties only and shall be given no substantive or interpretive effect whatsoever.

13. Governing Law. This letter agreement and the obligations hereunder shall be governed by and construed in accordance with the Laws of the People’s Republic of China without giving effect to its principles or rules of conflict of laws to the extent such principles or rules would require or permit the application of the Laws of another jurisdiction.

14. Entire Agreement; Amendment; Counterparts. This letter agreement, the Other Equity Commitment Letters, the Limited Guarantee, the Other Limited Guarantees (as defined in the Limited Guarantee) and the Merger Agreement constitute the entire agreement with respect to the subject matter hereof and thereof, and supersede all other prior agreements, understandings and statements, both written and oral, including, without limitation, that certain letter agreement between Mr. Chuanwei Zhang and Parent, dated as of February 2, 2016 (the “Prior ECL”), between or among Parent or any of its Affiliates, on the one hand, and the Founder Investor or any of its Affiliates, on the other hand. Any provision of this letter agreement may be amended or waived if, and only if, such amendment or waiver is in writing and signed by the Founder Investor, Parent and the Company. This letter agreement may be executed in counterparts (including by facsimile or electronically transmitted signature pages), each of which shall be an original, with the same effect as if the signatures thereto and hereto were upon the same instrument, and shall become effective when one or more counterparts have been signed by each of the parties and delivered (by telecopy or otherwise) to the other parties. This letter agreement amends and restates the Prior ECL in its entirety and, accordingly, the Prior ECL is hereby terminated and shall have no further force and effect.

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Very truly yours,

/s/ Chuanwei Zhang
Mr. Chuanwei Zhang

Agreed to and accepted as of the date first

written above:

Regal Concord Limited

By:	/s/ Chuanwei Zhang
Name:	Chuanwei Zhang
Title:	Authorized Signatory

[Signature Page to Equity Commitment Letter]

Schedule A-1

Sponsor Investors

1.	DAJUN INVESTORS:

Shanghai Dajun Guancheng Capital Fund

Shanghai Dajun Asset Management Fund

Zhejiang Dajun Asset Management Company Limited

Dajun Shengshi Selection Investment Fund

2.	GUANGZHOU INVESTORS:

Guangzhou HYAF Fund Management Ltd. Company

Guangzhou Huifu Kaile Investment (L.P.)

Guangzhou Huiyin Bosen Investment (L.P.)

3.	ZHONGAN INVESTOR:

Anhui Zhongan Xinzhao Private Equity Investment LLP